Exhibit 4.9

Policy Management Agreement

between

China Life Insurance (Group) Company

and

China Life Insurance Company Limited

Table of Contents

1.	AUTHORIZATION	3

2.	BASIC PRINCIPLES	4

4.	ACCOUNT AND ACCOUNT MANAGEMENT	7

5.	DATA AND DOCUMENTATION	8

6.	INSPECTION, EXAMINATION AND REPORT	9

7.	INSURANCE AGENCY SERVICE FEES AND PAYMENTS THEREOF	10

8.	PAYMENT OF COMMISSIONS	11

9.	THIRD PARTY COSTS AND EXPENSES	11

10.	TAXATION	12

11.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS	12

12.	TERM	13

13.	INDEMNIFICATION	13

14.	LIABILITY FOR BREACH	13

15.	TERMINATION	14

16.	FORCE MAJEURE	15

17.	CONFIDENTIALITY	16

18.	ASSIGNMENT	16

19.	NON-WAIVER	16

20.	NOTICES	16

21.	PERFORMANCE OF THIS AGREEMENT	17

22.	FURTHER ACTIONS	17

23.	GOVERNING LAW AND DISPUTES SETTLEMENT	17

24.	EFFECTIVENESS, VERSIONS AND MODIFICATIONS	18

This Policy Management Agreement (the “Agreement”), is entered into on December 24, 2005 in Beijing, People’s Republic of China (“PRC”), by and between the following two parties:

(1)	China Life Insurance (Group) Company (“Party A”) Address: No. 5 Guan Ying Yuan Xi Qu, Xicheng District, Beijing

(2)	China Life Insurance Company Limited (“Party B”) Address: China Life Tower, No. 16 Chao Yang Men Wai Avenue, Chao Yang District, Beijing

Whereas:

(1)	Party A is a wholly state-owned limited liability company duly organized and existing under the laws of the PRC.

(2)	Party B is a joint stock life insurance company, exclusively and legally initiated and established by Party A, and is duly existing under the laws of the PRC.

(3)	Party A and Party B have entered into a Restructuring Agreement on September 30, 2003, pursuant to which Party A shall transfer to Party B certain “Transferred Policies” and Party A shall retain Non-transferred Policies (the “Old Policies”) as defined in such agreement.

(4)	According to the Non-Competition Agreement signed by Party A and Party B, Party A undertakes that it will not, directly or indirectly, engage in, participate in or operate, within the territory of China (not including Hong Kong, Macau and Taiwan), any life, health or accident insurance business that may compete with the business of Party B, and that Party A will authorize Party B to manage the business under Old Policies on its behalf (including the modification or renewal of riders in relation thereto).

(5)	Both Parties are willing to make fair and reasonable arrangements for the management of the insurance business under Old Policies.

Therefore, for purpose of setting forth rights and obligations of both Parties and regulating the policy management activities, after friendly negotiations, and on the basis of equality and mutual benefits, both parties agree as follows:

1.	Authorization

1.1	Authorized Matters

According to the terms and conditions of this Agreement, Party A authorizes Party B as its agent to manage the insurance business under the Old Polices, and shall in return pay Party B service fees Party B agrees to and accepts such authorization.

1.2	Purpose of Authorization

Party B shall manage the insurance business under the Old Polices and perform its duties strictly according to the agreement between both Parties and applicable laws, regulations, and relevant rules and requirements of competent authorities and insurance regulatory authority, and, shall, as according to Party A’s requirement, assist Party A in ensuring the stable and healthy operation of the insurance business under the Old Polices and prevent and solve potential business risks

2.	Basic Principles

2.1.	Party B shall perform the duties of insurance agent in accordance with this Agreement, and any rights of policyholders under the Old Policies and any obligations, benefits, losses or risks of the insurer in regard to the Old Polices shall be undertaken by Party A. Party B shall undertake the management responsibilities and risks of the insurance business under the Old Polices as the agent. Unless otherwise agreed by both parties, Party B shall under no circumstances be liable to pay any benefits or claims, or to make any advances due in respect of any benefits or claims under the Old Polices.

2.2.	Party B shall have a fiduciary duty to Party A, which shall require Party B to diligently perform its duties as agent so as to comply with relevant laws, regulations and rules of the insurance regulatory department. Party B shall have discretion to conduct the authorized insurance business with the same experience, skills, technology level, judgment and discretion as it applies to its own business.

2.3.	Party B shall perform the obligations of the agent in accordance with the terms of the Old Policies, applicable laws, regulations, and relevant rules and requirements of competent authorities and insurance regulatory authority, and the relevant management system, rules, business standards and regulations as formulated (and modified from time to time) by Party A in accordance with applicable laws, regulations, and relevant rules and requirements of competent authorities and insurance regulatory authority. Party B shall, after consulting with Party A, implement the relevant management system, rules, business standards and regulations formulated (and modified from time to time) by Party A as according to the requirements of operation and management. The service standard for the agency business of Party B shall not be lower than the current service level enjoyed by the holders of the Old Policies and external supervising standards.

2.4.	Party B may employ the same resources of its insurance business (e.g. personnel, offices, equipment, etc.) to manage the agency business, but Party B shall separately manage, check the accounts of (including daily bookkeeping and monthly settlement), and conduct internal verification of its own insurance business and the agency business.

2.5.	For purposes of this Agreement, Party B may hire, either directly or on behalf of Party A’s, external auditors, external actuaries, external attorneys and other external professional experts, provided that prior approval or consent has been obtained from Party A, and that the necessary delegation of authority has been made.

2.6.	Party B’s own insurance business and the agency business shall use a unified set of documents and receipts printed by Party B and the seals of Party B, but in conducting the agency business, Party B shall place special note at the appropriate place of related documents and receipts indicating that, “The insurance business under this insurance policy is being conducted by China Life Insurance Company Limited on behalf of China Life Insurance (Group) Company, and the legal responsibilities under this insurance policy shall be borne by China Life Insurance (Group) Company.”

2.7.	Party A shall have the right to inspect, supervise and examine the Party B’s agency business. Party B shall provide cooperation to Party A’s inspection, supervision and examination of its agency business.

2.8.	Party B shall provide the agency service under this Agreement in accordance with the standards provided herein, and shall establish adequate risk prevention and internal control systems as according to the characteristics of the agency business.

3.	Scope of Agency

3.1.	Party A hereby authorizes Party B to manage on its behalf the following insurance business under Old Policies:

(i)	Day-to-day insurance administration services: conservation, claim settlements, payment and premium collections, daily settlements, account verifications and preparation of business and financial reports;

(ii)	Customer services: answering or handling inquiries or complaints from the policy holders, insureds or beneficiaries of Old Policies;

(iii)	Statistics and file management;

(iv)	Invoice and receipt management;

(v)	The reinstatement of Old Policies and the addition or renewal of riders (for purposes of this section, Party B permits holders of the Old Policies to purchase Party B’s riders supplemental to such holders’ main insurance contracts, and the premium income thereby generated shall belong to Party A. In addition, the business thereby required to be underwritten shall be underwritten in accordance with Party B’s underwriting standards);

(vi)	Reinsurance; and

(vii)	The handling of disputes relating to Old Policies, including bringing or defending suits on behalf of Party A.

3.2.	Party A hereby authorizes Party B to conduct separate account verifications and financial management in respect of the agency business in accordance with the accounting and financial management rules set forth in writing by Party A. Party B shall provide to Party A periodically, and according to requirements of competent authorities and regulatory authority, accurate and complete accounting information, including internal business reports and supervisory reports, necessary to make internal decisions regarding the management of the business and external disclosures.

3.3.	Party B shall set up separate accounting books to account for all agency business items, including income, expenditures, assets, liabilities and owners’ equity. All branches and offices under Party B at various levels shall set up independent accounting systems for the agency business.

3.4.	Party A hereby authorizes Party B to manage on its behalf the business, actuarial and finance system applications supporting the Old Policies in order to satisfy the requirements of risk control, regulatory authority and management of Party A. Party B shall establish adequate systems relating to the management of agency business information system, and provide them to Party A as the standards for Party A to be used in supervising and inspecting the information technology of agency business.

3.5.	Party A hereby authorizes Party B to manage Party A’s products in accordance with requirements of insurance regulatory authority, and Party A shall provide Party B with relevant actuarial support.

3.6.	Party B is authorized to conduct tax declarations of the business under Old Policies on Party A’s behalf, assist Party A in paying taxes, and perform the tax withholding and payment obligations in accordance with the state and local tax laws and regulations.

4.	Account and Account Management

4.1.	Party B shall open accounts for agency business in accordance with People’s Bank of China’s relevant requirements on opening accounts. Party B shall maintain separate accounts for income and payments in respect of the agency of insurance business under Old Policies. Within 5 business days after this Agreement becomes effective, Party B shall open, in its own name, agency business income and payment accounts with a bank approved by both Parties in accordance with the requirements of this section 4.1. Party B shall strengthen the management of agency business income and payment accounts and promptly report to Party A for record any increase, decrease and change in such accounts.

4.2.	The headquarters and provincial branches of Party B shall open agency business income accounts and expense accounts exclusively for income and expense settlements in regard to the agency business.

4.3.

(1)	The city-level or county-level branches of Party B shall open agency business income accounts to be used exclusively for the collection of premium payments in regard to the agency business, in accordance with the needs of agency business. The premium funds of such accounts shall be transferred in a timely manner to the headquarters of Party B in full, and shall then be transferred from Party B’s headquarters into the account designated by Party A by 4:00 p.m. Beijing time every day.

(2)	Unless otherwise provided in this Agreement, Party B shall not withdraw, dispatch, employ or pledge the premium payments in the agency business income account without permission, and shall not open other accounts to collect, deposit, hide, or retain in any other fashion premium payments collected in connection with the agency business.

4.4.

(1)	The city-level or county-level branches of Party B should open payment accounts for the agency business in accordance with the needs of the agency business. Payment accounts shall be exclusively used for the deposit and payment of the claims and benefit amounts, commissions, and third party costs and expenses under the Old Policies.

(2)	Within 5 business days before the start of each calendar month, Party A shall, based on the funding request of Party B, and the funding request, business expense forecasts and historical expense dataattached to such request, transfer to the payment account for the agency business at Party B’s headquarters the estimated funds in cash for payment of insurance claims and benefit amounts, commissions and third party costs and expenses under the Old Policies. Party B’s headquarters shall in a timely manner transfer funds in full to the payment accounts of Party B’s city-level or county-level branches, and shall allocate and monitor such accounts.

(3)	Party B has the right to withdraw, dispatch and employ the funds transferred by Party A in accordance with this Agreement to satisfy payment obligations in regard to claims and benefit amounts, commissions and third party costs and expenses under the Old Policies. Unless otherwise provided in this Agreement, Party A shall not in any fashion interfere with or in any way withdraw, dispatch, employ or pledge such funds.

(4)	If in its reasonable judgment Party B concludes that the funds transferred by Party A in accordance with this Agreement will become insufficient to meet the payment needs of the current month after 10 business days, it shall request from Party A emergency funding, together with the business expense forecasting report. Party A shall transfer the needed supplementary funds for such month to the payment account of Party B’s headquarters within 5 business days after receiving such request.

4.5.	Both Parties shall within 1 month after the end of each calendar quarter, inquest the accounts in regard to the receipt and payment of amounts in connection with the agency business for such quarter.

5.	Data and Documentation

5.1.	Party A owns all data generated in connection with the agency business under this Agreement (including, but not limited to, business data, actuarial data and financial data) and all documentation relating to the agency business under this Agreement (including but not limited to paper documentation and electronic documentation) (collectively, the “Agency Business Data and Documentation”).

5.2.	During the term of this Agreement, Party B has the obligation to safely maintain and regularly update the Agency Business Data and Documentation, to keep it confidential, and to manage it with the degree of diligence as its own business data and documentation. However, Party B shall manage and store the Agency Business Data and Documentation and its own business data and documentation separately.

5.3.	Party B shall manage the business data, actuarial data and financial data of the agency business under this Agreement in accordance with the relevant data management rules formulated by Party A in writing and acknowledged by Party B, and shall separately process and transmit such business data and financial data in conformity with business, actuarial and finance processing systems acknowledged by Party A, and check the business data and financial data for consistency in accordance with regulatory requirements.

5.4.	During the term of this Agreement, in accordance with the terms and conditions of this Agreement, Party A may use, reference and inspect Agency Business Data and Documentation, and Party B shall provide all necessary or desirable assistance Party A in respect thereto. In response to Party A’s reasonable request, Party B shall provide Party A with raw data in connection with the agency business data and copies of relevant documentation.

5.5.	Party B shall return such raw data and documentation to Party A when this Agreement is terminated.

6.	Inspection, Examination and Report

6.1.	Without affecting or interfering with Party B’s normal business operations, Party A shall have the right to conduct on-site or off site, and daily or annual inspections in order to determine whether Party B’s conduct of the agency business under this Agreement complies with the business standards, financial standards, rules and systems agreed upon by both Parties, and to test the accuracy of the related accounting information provided by Party B. Party B shall provide all reasonably necessary assistance and cooperation. Expenses incurred due to such inspections shall be borne by Party A. Party B shall promptly correct the problems as according to findings of the inspection and request of Party A.

6.2.	Party B shall promptly submit periodic report on agency business in accordance with regulatory requirements and Party A’s requests and temporary report on material matters occurring in daily operations. The contents of such reports shall include, but without limitation, product management of agency business, change of business and financial data, and the technical indications for the daily operation of agency business information systems.

6.3.	Within 90 days after the end of each calendar year, Party B shall prepare and submit to Party A an annual report concerning its insurance business agency.

6.4.	Party B shall, within 75 days after the end of each calendar year, provide to Party A information such as data and statements as according to Party A’s request to assist Party A in preparing year-end budget report, annual statistics report, annual financial report, annual inspection report and internal controls report.

6.5.	Party B shall, after the end of each calendar year, provide to Party A information such as data and statements as according to Party A’s request and within the time limit agreed by both Parties to assist Party A in preparing year-end actuarial report.

7.	Insurance Agency Service Fees and Payments Thereof

7.1.	The method of calculating service fees for any period shall be as follows:

(i).	the number of policies in force as of the last day of the period, multiplied by RMB8.00 (number of policies in force for a group insurance policy is equal to the number of individuals covered by such policy (not including individuals under lapsed or expired policies)); plus

(ii).	2.5% of the actual premiums and deposits collected during such period.

When this Agreement is renewed pursuant to Section 12.2, both Parties may, prior to the commencement date of such renewal period, redefine the method of calculating the service fees for such renewal period in accordance with the principle of market fair dealings, and enter into a written agreement pursuant to Section 24.3. Otherwise, the service fees for such renewal period shall be calculated in accordance with the method of calculation for the period prior to such renewal period.

7.2.	Payment procedure for service fees:

(i).	In every year, each period starting from January 1st and ending on June 30th, and starting from July 1st and ending on December 31st, shall be deemed to be a payment period.

(ii).	Within one month after the end of a payment period, Party B shall consolidate all the information and determine the amount of service fees for such payment period in accordance with Section 7.1, and submit the related bill with detailed schedules to Party A.

(iii).	Unless Party A provides, within 30 days after receiving such bills and detailed schedules, adequate evidence that the amount of such service fee is unreasonable, the service fee specified in such bill shall be paid into Party B’s designated account within thirty days after Party A receives such bill and detailed schedules.

8.	Payment of Commissions

8.1.	Any direct commissions to insurance agents and any corresponding pension fees incurred in connection with premium collections for the renewal of Old Policies shall be borne and paid by Party A in accordance with the payment standards that were specified when such policies were issued. Except for such aforementioned direct commissions and pension fees, all other supplementary commission expenses incurred in connection with such insurance agents (including, but not limited to, bonuses, social welfare expenses, training expenses, and allowances) shall be borne by Party B.

8.2.	Commissions payable to insurance agents in connection with riders to Old Policies shall be calculated based on available standards for the relevant insurance products. Such commissions shall be borne by Party A, and paid by Party A to Party B. Party A shall notify Party B in writing of all applicable standards for the commissions of such riders.

8.3.	All of the aforementioned commissions borne by Party A shall be paid in accordance with the requirements of Section 4.4 of this Agreement.

9.	Third Party Costs and Expenses

9.1.	Third party costs and expenses mean costs and expenses received by third parties, and arising in connection with Party B’s performance of its duties and agreed by Party A, excluding service fees payable to Party B pursuant to Section 7 of this Agreement, commissions set forth in Section 8 and tax duties and related expenses set forth in Section 10. Such costs and expenses include, but are not limited to, fees for auditors, actuaries, external lawyers and other external professionals hired by Party B for its own account or for the account of Party A for purposes related to this Agreement.

9.2.	Third party costs and expenses shall be borne by Party A, and shall be paid in from the business settlement or payment account for the agency business. Under no circumstances shall Party B be obligated to pay, or to pay on behalf of Party A, such costs and expenses using its own funds.

9.3.	Unless otherwise provided in this Agreement, Party A shall not be liable for any other expenses incurred in connection with the agency business.

10.	Taxation

10.1.	Party A shall be responsible for all tax obligations required to be borne by Party A as tax obligor or withholding obligor pursuant to tax laws and regulations. Party A shall bear and pay all expenses incurred in connection with such tax obligations.

10.2.	If it is provided in tax laws and regulations that Party B may pay taxes or perform the tax payment or withholding obligations on Party A’s behalf, Party B shall directly perform such obligations; if it is provided that Party A shall pay taxes on aggregate basis, Party B shall provide all necessary assistance to Party A, including but not limited to assistance in the preparation of tax declaration forms, the preparation and provision of required files and documents.

10.3.	Party B shall be liable for the payment of any taxes that are imposed on it in accordance with applicable tax laws and regulations.

11.	Representations, Warranties and Undertakings

Each Party to this Agreement makes the following representations, warranties and undertakings to the other Party:

(i).	It has obtained adequate power and authority (including but not limited to the procurement of approvals, consents and permits from relevant regulatory authorities, and the internal authorization of the company) to sign this Agreement;

(ii).	After this Agreement comes into effect in the manner set forth herein, it shall be binding on such Party, and will be enforceable against such Party in accordance with its terms;

(iii).	All terms of this Agreement are in compliance with Articles of Association of such parties, and with the laws and regulations of China.

12.	Term

12.1.	This Agreement shall remain in effect until December 31, 2008.

12.2.	Subject to the listing rules of the stock exchange(s) where Party B is listed, this Agreement shall be automatically renewed for successive three-year terms unless terminated by either Party by providing the other Party with a written notice indicating its intention not to renew at least 180 days prior to the expiration of the then current term. During the term hereof, each party shall have the right to send 90-day written notice to the other party for early termination of this Agreement.

13.	Indemnification

13.1.	Any claim, suit, loss, judgment, damages, fines or expenses (hereinafter collectively referred to as a “Loss”) sustained by Party B, its directors, officers, employees, agents or representatives (hereinafter collectively referred to as “Indemnified Parties”) in the performance of their duties under this Agreement, shall be fully indemnified by Party A. Party A shall hold each Indemnified Party harmless against any such Loss and/or liability, unless it is finally determined through legal or administrative procedures that such Loss and/or liability is caused due to the fault of such Indemnified Party.

13.2.	Notwithstanding any other provision of this Agreement, Indemnified Parties shall not be responsible for any loss of Party A or any third party caused by any action or inaction, or by any erroneous decision, on the part of an Indemnity Party in discharging its obligations under this Agreement, unless it is finally determined through legal or administrative procedures that such loss was incurred due to the fault of such Indemnified Party.

13.3.	This indemnity clause shall survive the termination of this Agreement, regardless of the manner in which this Agreement is terminated.

14.	Liability for Breach

14.1.	If Party A has not paid, or is incapable of paying, Party B the service fees in accordance with the terms of this Agreement, it shall pay a penalty of 0.021% of the amount due to Party B for each day that such amount is overdue, until the service fee is paid in full. Party A may deduct amounts payable by Party B from any cash dividends payable by Party A to Party B.

14.2.	Notwithstanding the foregoing provision, if (i) Party A has not paid or is incapable of paying service fees in full to Party B as stipulated by this Agreement, and the amount due reaches RMB100,000,000 or more, or (ii) Party A has not transferred or is incapable of transferring adequate funds into Party B’s account as provided by this Agreement, as a result of which the claims, benefit amounts, commissions, and/or third party costs and expenses that are not timely paid by Party B reach RMB300,000,000 or more, Party B shall be entitled to send to Party A a written notice of rescission. Unless waived by Party B, this Agreement shall be rescinded upon the 30th day after such written notice is delivered to Party A.

14.3.	Subject to the restrictions set forth in Section 13.2 of this Agreement, Party B shall be liable for the direct financial losses of Party A incurred by Party B’s breach of this Agreement in managing the insurance business agency hereunder and Party A shall have the right to request Party B to compensate for its actual losses, which shall be capped by the amount of service fees collected by Party B in the relevant calculation period.

15.	Termination

15.1.

(a)	This Agreement shall be terminated upon the occurrence of any of the following circumstances:

(i)	The obligations under the Old Policies have been discharged;

(ii)	With the approval of the CIRC, Party A legally transfers all Old Policies to a third party, and such third party undertakes to perform the insurer’s duties under the Old Policies, or authorizes any institution other than Party B to perform the insurer duties thereunder;

(iii)	With the approval of each of Party B and CIRC, Party A authorizes any institution other than Party B to perform the insurer duties under the Old Policies;

(iv)	This Agreement is not renewed after the expiration of the initial term or a renewal term;

(v)	Party B effectively rescinds this Agreement pursuant to Section 14.2.;

(vi)	Party A is unable to make payments, is declared bankrupt, enters into a liquidation procedure, is ordered to be dissolved, or is put into receivership.

(b)	If Party A has legally transferred part of the Old Polices to a third party with the approval of the CIRC, and such third party performs the insurer’s obligations under such Old Polices or authorizes a third party other than Party B to perform the insurer’s obligations thereunder, such Old Policies shall not be subject to this Agreement starting from the date of transfer.

15.2.	If this Agreement is terminated due to the foregoing Section (a) (ii), (iii), (iv), (v) or (vi), or if the holders of a substantial number of Old Policies are adversely affected or incur losses due to the foregoing Section (b), Party A shall assume all related liabilities. However, Party B shall not be exempted from its liability under this Agreement.

15.3.	If this Agreement is terminated pursuant to Section 15.1 (a) or certain Old Policies are transferred pursuant to Section 15.1 (b) and are therefore no longer subject to this Agreement, the obligations and responsibilities of Party A and Party B under this Agreement that had already arisen before such termination shall not be terminated or affected thereby.

16.	Force Majeure

16.1.	If a Party fails to perform in whole or in part its duties under this Agreement due to an event of force majeure, this performance shall be suspended in the affected period of force majeure.

16.2.	The Party claiming that it has been affected by an event of force majeure shall inform the other Party of such event of force majeure in writing as soon as possible, and shall provide the other Party with appropriate evidence regarding the existence and ongoing nature of such event of force majeure within 15 days after the occurrence thereof. The Party claiming that the performance of its obligations under this Agreement is objectively impossible and impracticable due to such event of force majeure shall take all reasonable measures to lessen the losses caused by such event of force majeure.

16.3.	Upon of occurrence of any event of force majeure, both Parties shall immediately consult with each other in respect of the performance of their obligations under this Agreement, and shall immediately resume the performance of their respective obligations hereunder upon the termination or elimination of such event of force majeuree.

16.4.	Force majeure means the objective circumstances, occurring after this agreement becomes effective that cannot be reasonably controlled, predicted, avoided or overcome, and which make the performance of the obligations under this Agreement in whole or in part objectively impossible or impracticable (including, but not limited to, circumstances when such obligations cannot be performed even after spending a reasonable amount of money). Such circumstances include but are not limited to floods, fires, droughts, wind, earthquakes, and other acts of God, strikes, riots, turmoil and wars (declared or not) and the acts or omissions of governmental authorities.

17.	Confidentiality

Unless otherwise provided by law or relevant regulatory authorities or in order to meet the legal disclosure requirements of information on Party B when it is to be listed or as a listed company, either Party shall provide or disclose to any company, enterprise, organization or individual the business-related information or data of the other Party without the prior written approval of the other Party.

18.	Assignment

Neither Party may assign any right or obligation under this Agreement without the prior written approval of the other Party.

19.	Non-Waiver

Unless otherwise provided for by law, any delay or failure on the part of either Party hereto to exercise any right, power or privilege under his Agreement shall not operate as a waiver thereof, nor shall any partial exercise of any right, power or privilege preclude the exercise of any further right, power or privilege.

20.	Notices

Any notice related to this Agreement shall be sent in writing, and shall be delivered in person or by fax or mail. If delivered in person, such notice shall be deemed delivered upon submission. If sent by fax, such notice shall be deemed delivered when the fax machine indicates that the fax has been transmitted. If delivered by mail, such notice shall be deemed delivered on the third business day (statutory holidays excluded) following the day such notice was mailed. Notices shall become effective upon delivery.

Addresses of the Parties are as following:

China Life Insurance (Group) Company	China Life Insurance Company Limited

Address: No.5 Guan Ying Yuan Xi Qu, Xicheng District, Beijing	Address: China Life Tower, No. 16 Chao Yang Men Wai Avenue, Chaoyang District, Beijing

Telephone: 010-6611 4433	Telephone: 010-8565 9999

Fax: 010-6611 1567	Fax: 010-8565 2232

If both Parties send out notices to each other by telephone or other means and mutually acknowledge such notices, such notices shall be effective notices.

21.	Performance of this Agreement

21.1.	As Party B is a joint stock limited company listed on the Hong Kong Stock Exchange, the transactions under this Agreement shall constitute a connected transactions as described in the Hong Kong Stock Exchange Listing Rules (the “Listing Rules”). According to the Listing Rules, such transactions may be conducted only after obtaining a waiver from Hong Kong Stock Exchange or the approval of independent shareholders and/or in conformity with any other requirements concerning connected transactions under the Listing Rules. Therefore, the performance of the obligations set forth in this Agreement shall, to the extent that they are deemed to be connected transactions, be subject to the approval of the Stock Exchange HK and/or conditional on conforming to any other requirements concerning connected transactions under the Listing Rules. Both Party A and Party B undertake to observe the relevant requirements of the Listing Rules.

21.2.	If the Hong Kong Stock Exchange exemption contains additional conditions the obligations set forth in this Agreement shall be performed in accordance with such additional conditions. Both Party A and Party B undertake to strictly observe such conditions.

22.	Further Actions

Both Parties shall take further actions and measures in order to fully and effectively perform this Agreement, including consultations with each other to set forth the execution plan or detailed rules of this Agreement in accordance with the principles set forth in this Agreement, and provided that such plan or rules shall not violate the terms hereof.

23.	Governing Law and Disputes Settlement

23.1.	This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws of China.

23.2.	Any disputes arising from or related to this Agreement shall first be settled by the Parties through friendly consultations. If no resolution is reached within 30 days after the dispute occurs, either Party may submit such dispute to the China International Economic Trade Arbitration Commission for arbitration in accordance with its arbitration rules in effect when such dispute is submitted. The arbitration award shall be final and binding on both Parties.

24.	Effectiveness, Versions and Modifications

24.1.	This Agreement shall come into effect on January 1, 2006.

24.2.	This Agreement is executed in four originals, with two originals to be kept by each Party. Each original shall have the same legal effect.

24.3.	Any amendment to this Agreement shall be made only pursuant to a written agreement executed by the authorized representatives of each Party, and shall be approved by each Party after taking appropriate corporate actions. If such modification constitutes a material and significant change to this Agreement, it shall become effective upon the notification of and procurement from approval from the Hong Kong Stock Exchange and/or a shareholders’ meeting of Party B (if applicable) (subject to the listing rules and requirements of the Hong Kong Stock Exchange then in effect).

24.4.	If amendments to Chinese laws, regulations or relevant rules would affect the performance of this Agreement, both Parties shall, based upon the object of this Agreement and the principles of equity and reasonableness, through friendly negotiations, timely modify the affected provisions in order to eliminate and lessen, to the extent possible, the impact caused by such amendments.

Signature page:

Party A:	Party B:

China Life Insurance (Group) Company	China Life Insurance Company Limited

(Seal)	(Seal)

Legal Representative/ Authorized Representative (Signature)	Legal Representative/ Authorized Representative (Signature)